Exhibit 4.6

DESCRIPTION OF SECURITIES

Infleqtion, Inc. (“we,” “our,” “us,” or the “Company”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.0001 par value per share (the “Common Stock”), and public warrants, each whole public warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share (the “Public Warrants”).

The following summary of the material terms of our securities is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to our Certificate of Incorporation, our Bylaws and the Public Warrant-related documents, each of which is filed as an exhibit to our Annual Report on Form 10-K. We urge you to read our certificate of incorporation (“Certificate of Incorporation”), our bylaws (“Bylaws”) and the Public Warrant-related documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for more information.

General

The following description summarizes some of the terms of our Certificate of Incorporation and Bylaws and the DGCL. This description is summarized from, and qualified in its entirety by reference to, our Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to the Annual Report to which this exhibit is attached, as well as the relevant provisions of the DGCL.

Our authorized capital stock consists of 1,400,000,000 shares of Common Stock, and 100,000,000 shares of preferred stock, par value of $0.0001.

Common Stock

Dividend Rights

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors (the “Board”), out of legally available funds.

No Preemptive or Similar Rights

Our Common Stock is not entitled to preemptive, conversion or subscription rights, and is not subject to redemption or sinking fund provisions. The rights, preferences and privileges of the holders of our Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that may be designated and issued in the future.

Voting Rights

Our Common Stock is entitled to one vote per share on any matter that is submitted to a vote of our stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a plurality of the voting shares are able to elect all of the directors of our Board.

Liquidation Rights

If we become subject to a liquidation, dissolution or winding-up, the net assets legally available for distribution to our stockholders would be distributable ratably among the holders of our Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of our preferred stock.

Preferred Stock

Under our Certificate of Incorporation, the Board has the authority, subject to limitations prescribed by Delaware law, to issue shares of authorized but unissued preferred stock in one or more series, and to fix the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, in each case without further vote or action by its stockholders. These powers, rights, preferences and privileges could include dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price(s) and liquidation preferences, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of our Common Stock. The issuance of preferred stock could adversely affect the voting power of holders of our Common Stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of our preferred stock could have the effect of delaying, deferring or preventing a change in our control or other corporate action. As of the date of this prospectus, no shares of preferred stock are outstanding.

Warrants

Public Warrants

Each Public Warrant entitles the registered holder to purchase one share of our Common Stock at a price of $11.50 per share, subject to adjustment as discussed herein, at any time commencing 30 days after the closing (the “Closing”) of the business combination between CCX and privately held ColdQuanta, Inc. (“Legacy Infleqtion”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), dated September 8, 2025, as amended (the “Business Combination”), provided that they have been registered by an effective registration statement under the U.S. Securities Act of 1933, as amended (the “Securities Act”) covering the Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available (or we permit holders to exercise their Public Warrants on a “cashless basis” under the circumstances specified in the warrant agreement) and such shares are registered, qualified or exempt from registration under the securities, or blue sky, laws of the state of residence of the holder. Pursuant to the warrant agreement, a warrantholder may exercise its Public Warrants only for a whole number of Common Stock. The Public Warrants will expire five years after the Closing, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We will not be obligated to deliver any Common Stock pursuant to the exercise of a Public Warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Common Stock underlying the Public Warrant is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No Public Warrant will be exercisable and we will not be obligated to issue Common Stock upon exercise of a Public Warrant unless the Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire without value to the holder. In no event will we be required to net cash settle any Public Warrant.

Redemption of Public Warrants for cash when the price per share of our Common Stock equals or exceeds $18.00

Beginning 30 days after the Closing, we may redeem the outstanding Public Warrants for cash:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•

if, and only if, the last reported sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which we send the notice of redemption to the warrantholders. We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the Common Stock issuable upon exercise of the warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout such 30-trading day period and the 30-day redemption period.

If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each warrantholder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of our Common Stock may fall below the $18.00 redemption trigger price (as adjusted for share subdivisions, share dividends, reorganizations, recapitalizations and the like) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

Redemption Procedures

A holder of a Public Warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such Public Warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the Common Stock outstanding immediately after giving effect to such exercise.

Anti-Dilution Adjustments

If the number of outstanding shares of our Common Stock is increased by a share dividend payable in common stock, or by a subdivision of common stock or other similar event, then, on the effective date of such share dividend, subdivision or similar event, the number of shares of our Common Stock issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding shares of our Common Stock. A rights offering to holders of our Common Stock entitling holders to purchase shares of our Common Stock at a price less than the fair market value will be deemed a share dividend of a number of our Common Stock equal to the product of (i) the number of shares of our Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for our Common Stock) multiplied by (ii) one (1) minus the quotient of (x) the price per share of our Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for our Common Stock, in determining the price payable for our Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, (ii) 10-day average closing price means, as of any date, the average last reported sale price of our Common Stock as reported during the ten (10) trading day period ending on the trading day prior to such date and (iii) fair market value means the 10-day average closing price the first date on which our Common Stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of our Common Stock on account of such shares of our Common Stock (or other shares into which the warrants are convertible) then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of our Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, or reclassification of our Common Stock or other similar event, then, on the effective date of such consolidation, combination, reclassification or similar event, the number of our Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of our Common Stock.

Whenever the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of our Common Stock purchasable upon the exercise of the Public Warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of our Common Stock so purchasable immediately thereafter. The warrant agreement provides that no adjustment to the number of the shares of our Common Stock issuable upon exercise of a Public Warrant will be required until cumulative adjustments amount to 1% or more of the number of shares of our Common Stock issuable upon exercise of a Public Warrant as last adjusted. Any such adjustments that are not made will be carried forward and taken into account in any subsequent adjustment. All such carried forward adjustments will be made (i) in connection with any subsequent adjustment that (taken together with such carried forward adjustments) would result in a change of at least 1% in the number of shares of our Common Stock issuable upon exercise of a Public Warrant and (ii) on the exercise date of any Public Warrant.

In case of any reclassification or reorganization of the outstanding shares of our Common Stock (other than those described above or that solely affects the par value of such Common Stock), or in the case of any merger or consolidation of us with or into another entity in which any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the “Exchange Act”) acquires more than 50% of the voting power of the securities, or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their warrants immediately prior to such event.

The Public Warrants have been issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. You should review a copy of the warrant agreement, which will be filed as an exhibit to this prospectus, for a complete description of the terms and conditions applicable to the Public Warrants. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Public Warrants and the warrant agreement set forth in this prospectus, but requires the approval by the holders of at least 50% of the then outstanding Public Warrants to make generally any change that adversely affects the interests of the registered holders of Public Warrants. The Public Warrants may be exercised upon surrender of the Public Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a “cashless basis,” if applicable), by certified or official bank check payable to us, for the number of Public Warrants being exercised. The warrantholders do not have the rights or privileges of holders of shares of our Common Stock or any voting rights until they exercise their Public Warrants and receive shares of our Common Stock. After the issuance of shares of our Common Stock upon exercise of the Public Warrant, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by shareholders.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York located in the County of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act, but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of our Common Stock to be issued to the warrantholder.

Private Warrants

The warrants (the “Private Warrants”) originally issued in a private placement to Churchill Sponsor X, LLC (the “Sponsor”) in connection with the initial public offering of Churchill Capital Corp X (“CCX” and the “CCX IPO”) are non-redeemable. The Private Warrants may also be exercised on a “cashless basis,” but in no event will we be required to net cash settle any Private Warrant. The Private Warrants will not expire except upon liquidation; provided, however, that for so long as they are held by BTIG, LLC or its affiliates or associated persons. The Private Warrants will not be exercisable more than five years from the CCX IPO in accordance with FINRA rules. Otherwise, the Private Warrants have terms and provisions that are identical to those of the Public Warrants, including as to exercise price, exercisability and exercise period.

If holders of the Private Warrants elect to exercise them on a “cashless basis,” they would pay the exercise price by surrendering the Private Warrants in exchange for a number of shares of our Common Stock equal to the quotient obtained by dividing (x) the product of (A) the number of shares of our Common Stock underlying the Private Warrants, and (B) the excess of the “10-day average closing price” (as defined below), as of the date prior to the date on which notice of exercise is sent or given to the warrant agent less the warrant price by (y) such 10-day average closing price. The “10-day average closing price” shall mean, as of any date, the average last reported sale price of our Common Stock as reported during the 10-trading day period ending on the trading day prior to such date. If the holders of Private Warrants are affiliated with us, their ability to sell our securities in the open market will be significantly limited. We have policies in place that prohibit insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders are permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public shareholders who could sell our Common Stock issuable upon exercise of the Public Warrants freely in the open market to fund their cash exercise price, the insiders could be significantly restricted from doing so. As a result, we believe that allowing the holders to exercise such warrants on a “cashless basis” is appropriate.

Neither the Private Warrants nor the Public Warrants contain any provisions that are dependent upon the characteristics of the holder of the warrant.

Registration Rights

In connection with the consummation of the Business Combination and as contemplated by the Merger Agreement, the Company, the Sponsor, certain of the Company’s directors and officers and certain former stockholders of ColdQuanta, Inc. (“Legacy Infleqtion”) entered into an amended and restated registration rights agreement (the “A&R Registration Rights Agreement”). Pursuant to the A&R Registration Rights Agreement, the Company agreed to file, within 30 business days after the Closing, a registration statement to register for resale, pursuant to Rule 415 under the Securities Act, certain securities of the Company held by, or issuable to, the parties thereto. Pursuant to the A&R Registration Rights Agreement, subject to certain requirements and customary conditions, the Company also granted the parties thereto customary demand, shelf takedown and piggyback registration rights, agreed to pay certain expenses relating to such registrations and agreed to indemnify such parties against certain liabilities in connection therewith.

Bylaws Transfer Restrictions

Under our Bylaws, certain shares of our Common Stock designated as “Lock-Up Shares” are subject to transfer restrictions. Lock-Up Shares include shares issued in the Business Combination, shares issued upon settlement or exercise of equity awards assumed in the Business Combination and certain shares held by the Sponsor, specified officers and directors and their affiliates. Subject to specified exceptions, Lock-Up Shares may not be transferred during the 180-day period following the closing of the Business Combination, although the restrictions terminate earlier upon the occurrence of a “Triggering Event,” defined as the volume weighted average price of our Common Stock being at least $12.00 for any 15 trading days within any 180-trading day period. Our bylaws also permit certain customary transfers during the restricted period, permit us to impose stop transfer instructions to enforce the restrictions and allow our board of directors to waive, amend or repeal the restrictions, subject in certain circumstances to the consent of a sponsor-designated director.

Anti-Takeover Effects of Certain Provisions of Delaware Law, our Certificate of Incorporation and our Bylaws

Certain provisions of Delaware law, our Certificate of Incorporation and our Bylaws, may have the effect of delaying, deferring or discouraging another person from acquiring control of the Company. The provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with the Board. We believe that the benefits of increased protection of the Company’s potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms.

Delaware Law

The Company is governed by the provisions of Section 203 of the DGCL, which generally prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a period of three years after the date such person became an interested stockholder, unless:

•

the business combination or transaction that resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

on or subsequent to the date of the transaction, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•

mergers or consolidations involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, and the interested stockholder or any other entity if the merger or consolidation is caused by the interested stockholder;

•

any sale, lease, exchange, mortgage, transfer, pledge or other disposition involving the interested stockholder of the assets of the corporation or any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of the corporation;

•

subject to exceptions, any transaction that results in the issuance or transfer by the corporation, or any direct or indirect majority-owned subsidiary of the corporation, of any stock of the corporation or such subsidiary to the interested stockholder;

•

any transaction involving the corporation, or any direct or indirect majority-owned subsidiary of the corporation, that has the effect of increasing the proportionate share of the stock or any class or series, or securities convertible into the stock of any class or series, of the corporation or such subsidiary beneficially owned by the interested stockholder; and

•

the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or any direct or indirect majority-owned subsidiary of the corporation.

These provisions may have the effect of delaying, deferring or preventing changes in control of the Company.

Our Certificate of Incorporation and Our Bylaws Provisions

Our Certificate of Incorporation and Bylaws include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of the Board or the Company’s management. Among other things, the Certificate of Incorporation and Bylaws:

•

permit the Board, without further action by our stockholders, to issue up to 100,000,000 shares of preferred stock, with any powers, rights, preferences and privileges, including voting rights, as it may designate from time to time;

•	provide for authorized but unissued shares of capital stock that will be available for issuance without stockholder approval;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors;

•

provide that all vacancies and newly created directorships, may, except as otherwise required by law, the Company’s governing documents or resolution of the Board, and subject to the rights of holders of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

•	divide the Board into three classes, each of which stands for election once every three years;

•

subject to the rights of holders of any one or more series of preferred stock to remove directors elected by such series of preferred stock, provide that a director may only be removed from the Board for cause and only upon the affirmative vote of holders of at least 66-2/3% of the voting power of all then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class;

•	provide that at any meeting of the board of directors, a majority of the total authorized number of directors will be required to constitute a quorum for the transaction of business;

•	require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent;

•

provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide notice in writing in a timely manner, and also meet specific requirements as to the form and content of a stockholder’s notice;

•

not provide for cumulative voting rights (therefore allowing the holders of a plurality of the shares of our Common Stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose, other than any directors that holders of preferred stock, if any, may be entitled to elect);

•

provide that special meetings of our stockholders may be called only by the directors representing a majority of the directors then in office, the chairperson of the board of directors, or the Company’s chief executive officer or president; and

•

provide that stockholders will be permitted to amend certain provisions of our Certificate of Incorporation and our Bylaws, including the provisions above (other than the provision making it possible for the board of directors to issue preferred stock), only upon receiving the approval of at least two-thirds of the voting power of the then outstanding voting securities, voting together as a single class.

Exclusive Forum

Our Certificate of Incorporation provides that, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware and any appellate court therefrom shall be the sole and exclusive forum for: (A) any derivative claim or cause of action brought on behalf of the Company; (B) any claim or cause of action that is based upon a violation of a duty owed by any current or former director, officer, other employee or stockholder of the Company, to the Company or the Company’s stockholders; (C) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, arising out of or pursuant to any provision of the DGCL, the Certificate of Incorporation or the Bylaws; (D) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (including any right, obligation, or remedy thereunder); (E) any claim or cause of action as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware; and (F) any claim or cause of action against the Company or any current or former director, officer or other employee of the Company, governed by the internal-affairs doctrine or otherwise related to the Company’s internal affairs, in all cases to the fullest extent permitted by applicable law; provided, however, that if the designation of such court as the sole and exclusive forum for a claim or action referred to in foregoing clauses (A) through (F) would violate applicable law, then the United States District Court for the District of Delaware or if the designation of such court would violate applicable law, then the Superior Court of Delaware shall be the sole and exclusive forum for such claim or cause of action.

Transfer Agent and Warrant Agent

The transfer agent and registrar for our Common Stock and warrant agent of the Public Warrants is Continental Stock Transfer & Trust Company.

Listing

Our Common Stock and Public Warrants are traded on the NYSE under the symbols “INFQ” and “INFQ WS,” respectively.